06004359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North American Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Ave. Suite 120

(No. and Street)

Minneapolis	Minnesota	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Wier 763-417-4808

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP

(Name – *if individual, state last, first, middle name*)

4000 Lexington Ave. N, Suite 201	St. Paul	Minnesota	55126
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 28 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED
FEB 28 2006
WASH, D.C. 203

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael J. Wier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North American Capital Markets, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN MARIE BAILEY
Notary Public
Minnesota
My Commission Expires January 31, 2009

Ann Marie Bailey
Notary Public

[Signature]
Signature

Michael J. Wier, FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2005 and 2004

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Financial Statements and Additional Information

Years Ended December 31, 2005 and 2004

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
North American Capital Markets, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of North American Capital Markets, Inc. (a wholly owned subsidiary of NA Corporation) (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Capital Markets, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on page 19 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Wipfli LLP

Wipfli LLP

January 27, 2006
St. Paul, Minnesota

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Balance Sheets

December 31, 2005 and 2004

Assets		2005		2004
Assets:				
Cash and Cash Equivalents	$	666,898	$	912,807
Deposit with clearing organization		100,796		100,796
Receivable from clearing organization		24,306		17,792
Interest receivable		0		328
Marketable securities, at market value		0		104,213
Prepaid expenses and other assets		116,508		70,825
Property and equipment - Net		63,312		68,351
TOTAL ASSETS	$	971,820	$	1,275,112

Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable	$	0	$	11,886
Customer advances		10,669		19,761
Accrued expenses and other liabilities		0		282,314
Total liabilities		10,669		313,961
Stockholder's equity:				
Common Stock: $1 par value; $10,000,000 shares authorized;				
150,000 shares issued and outstanding		150,000		150,000
Additional paid-in-capital		800,000		800,000
Retained earnings		11,151		11,151
Total stockholder's equity		961,151		961,151
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	971,820	$	1,275,112

See accompanying notes to financial statements.

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Statements of Operations

Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Commissions	$ 704,207	$ 1,140,152
Principal transactions	243,726	472,893
Investment banking	2,386,194	1,125,460
Interest and dividends	81,629	59,630
Other	11,956	3,650
Total revenue	3,427,712	2,801,785
Expenses:		
Employee compensation and benefits	2,447,985	2,143,926
Occupancy	172,873	168,694
Floor brokerage, exchange, and clearance fees	47,707	59,193
Communications and data processing	195,926	192,706
Regulatory fees	15,603	14,354
Legal and professional fees	48,581	70,411
Marketing and promotion	128,419	135,427
Interest	18,331	23,679
Other expenses	92,182	85,345
Total expenses	3,167,607	2,893,735
Income (loss) before income taxes	260,105	(91,950)
Provision (credit) for income taxes	126,865	(18,716)
Net income (loss)	$ 133,240	$ (73,234)

See accompanying notes to financial statements.

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Statements of Stockholder's Equity

Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at December 31, 2003	150,000	$ 150,000	$ 800,000	$ 389,385	$ 1,339,385
Net loss	0	0	0	(73,234)	(73,234)
Dividends to stockholders	0	0	0	(305,000)	(305,000)
Balances at December 31, 2004	150,000	150,000	800,000	11,151	961,151
Net income	0	0	0	133,240	133,240
Dividends to stockholders	0	0	0	(133,240)	(133,240)
Balances at December 31, 2005	150,000	$ 150,000	$ 800,000	$ 11,151	$ 961,151

See accompanying notes to financial statements.

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Statements of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income (loss)	$ 133,240	$ (73,234)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	21,677	19,243
Changes in operating assets and liabilities:		
Net receivable from clearing organization	(6,514)	(15,226)
Interest receivable	328	(328)
Securities owned - Net	104,213	(104,213)
Prepaid expenses and other assets	(45,683)	(25,627)
Accounts payable	(11,886)	(14,577)
Customer advances	(9,092)	19,761
Accrued expenses and other liabilities	(282,314)	(387,579)
Net cash used in operating activities	(96,031)	(581,780)
Cash flows from investing activities:		
Capital expenditures	(16,638)	(9,691)

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Statements of Cash Flows (Continued)

Years Ended December 31, 2005 and 2004

	2005	2004
Increase (decrease) in cash: (continued)		
Cash flows from financing activities:		
Dividends paid	$ (133,240)	$ (305,000)
Net cash used in financing activities	(133,240)	(305,000)
Net change in cash	(245,909)	(896,471)
Cash at beginning	912,807	1,809,278
Cash at end	$ 666,898	$ 912,807
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ 18,331	$ 23,679
Income taxes paid (refunded)	203,748	(26,321)

See accompanying notes to financial statements.

North American Capital Markets, Inc.

A wholly owned subsidiary of NA Corporation

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Organization and Nature of Business

North American Capital Markets, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company engages as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking services. The Company is a wholly owned subsidiary of NA Corporation (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Reserve Requirement

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Activities

Proprietary securities transactions in regular way trades are recorded on the trade date. Profits and losses arising from securities transactions entered into for the account and risk of the Company are recorded on the trade date. Customers' securities transactions and related commission income and expenses are recorded on their settlement date, which is generally the third business day following the trade date.

Marketable Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is included in the consolidated federal and state income tax return of its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1 Summary of Significant Accounting Policies (Continued)

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions are settled.

Property, Plant, Equipment, and Depreciation

Property, plant, and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property, plant, and equipment are reflected in income. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 classifications.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum regulatory net capital, as defined under such provisions. Regulatory net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had regulatory net capital of $782,007 and $775,194, respectively, and regulatory net capital requirements of $100,000 for both years. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2005 and 2004, was .01to 1 and .41 to 1, respectively. The SEC permits a ratio of no greater than 15 to 1 after the Company's first 12 months of operations.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Securities Owned

Marketable securities held by the Company are classified as trading securities. Unrealized gains and losses are included in income on a current basis. The cost is determined on the specific identification basis.

Marketable securities, owned at market values, are as follows:

	2005	2004
Securities issued by states and political subdivisions in the U.S.	$ -	$ 104,213
Totals	$ -	$ 104,213

Note 5 Receivable From Clearing Organization

Amounts receivable from clearing organizations are reported net of amounts due and consist of the following at December 31:

	2005	2004
Commissions receivable	$ 24,306	$ 17,792

Note 5 Receivable From Clearing Organization (Continued)

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $100,000 deposit with the organization to collaterize certain transactions.

Note 6 Leases

The Company leases office space and furniture which are classified as operating leases. The office space lease provides for the Company to pay taxes, insurance, maintenance, and other operating costs of the property. The office space lease, which is for seven years, expires in 2009, and the equipment lease is a five-year lease expiring in 2007.

Future minimum payments, by year under the operating leases, are as follows:

	Operating Leases
2006	$ 113,922
2007	110,151
2008	91,295
2009	76,079
Total minimum lease payments	$ 391,447

Rental expense for all operating leases amounted to $178,429 and $177,401 for the years ended December 31, 2005 and 2004, respectively.

Note 7 Property and Equipment

Property, plant, and equipment consist of the following:

	2005	2004
Office equipment	$ 117,203	$ 100,564
Leasehold improvement	16,984	16,984
Subtotal	134,187	117,548
Less: Accumulated depreciation	70,875	49,197
Net property and equipment	$ 63,312	$ 68,351

Note 8 Management Contract/Related-Party Transactions

The Company has a management contract with its Parent. The contract is for one year and is renewed automatically unless either party terminates the contact by giving 90 days notice prior to the anniversary date of the contract. The agreement requires the Parent to provide certain day-to-day operational support and to assist with compliance and other matters, when deemed appropriate, and the Company to pay the Parent a management fee and reimburse it for expenses. Fees are based on substantially all costs incurred by the Parent related to Company expenses, including compensation expenses of officers and other employees of the Parent. For the years ended December 31, 2005 and 2004, the Company paid $60,310 and $55,643, respectively, to the Parent as reimbursement for services performed on behalf of the Company. No management fee was paid for December 31, 2005 or 2004, as the Parent has waived this requirement.

Note 9 Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At December 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 11 Retirement Plan

The Parent sponsors a 401(k) profit sharing plan which covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Parent may make discretionary contributions to the plan at the discretion of the Board of Directors. No retirement plan contributions were authorized for 2005 or 2004.

Note 12 Income Taxes

The provision (credit) for income taxes consists of the following:

	2005	2004
Current tax		
Federal	$ 96,236	$ (14,458)
State	30,629	(4,258)
Total provision (credit) for income taxes	$ 126,865	$ (18,716)

Note 13 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2005 or 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 14 Short-Term Borrowings

As part of the Company's agreement with its clearing organization, the Company is able to borrow funds from the clearing organization on margin for securities purchased by the Company. These loans are collateralized by the securities purchased. Interest is charged on the account based on the clearing organization's broker's call rate plus .5% (4.5% at December 31, 2005). No borrowings were outstanding at December 31, 2005 or 2004.

Note 15 Major Customers

In 2005, one major customer accounted for 24% of revenues aggregating $855,000.

Note 16 Subsequent Event

In 2005, the Parent entered into an agreement to sell all assets of the Company to a management group of existing employees. Total net asset sale price was $960,894 and closed on January 3, 2006.

Additional Information

WIPFLi LLP

Independent Auditor's Report on Internal Controls

Board of Directors
North American Capital Markets, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of North American Capital Markets, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

January 27, 2006
St. Paul, Minnesota

North American Capital Markets

A wholly owned subsidiary of NA Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005 and 2004

		2005		2004
Net Capital:				
Total stockholders' equity	$	961,151	$	961,151
Deductions and/or charges:				
Nonallowable assets:				
Premises and equipment		63,312		68,351
Prepaid expenses and other assets		100,988		96,680
Net capital before haircuts on securities positions		796,851		796,120
Haircuts on securities		14,844		20,926
Net capital	$	782,007	$	775,194
Aggregate Indebtedness:				
Items included in the balance sheet:				
Accounts payable	$	-	$	11,886
Customer advances		10,669		19,761
Accrued expenses		-		282,314
Total aggregate indebtedness	$	10,669	$	313,961
Computation of basic net capital requirement:				
Minimum net capital required, *greater of*:				
6.67% of aggregate indebtedness	$	711	$	20,931
Minimum dollar requirement		100,000		100,000
Net capital requirement	$	100,000	$	100,000
Excess net capital at required minimum dollar amount	$	682,007	$	675,194
Excess net capital at 6.67% of aggregate indebtedness	$	781,296	$	754,263
Ratio: Aggregate indebtedness to net capital		.01 to 1		.41 to 1

There were no material differences between the audited Computation on Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005, Part IIA FOCUS filed January 18, 2006.

See Independent Auditor's Report.